Exhibit 99.1

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
MediaRing Questions the Removal of Pacific Internet’s Independent Directors
Singapore – 7 November 2006 – MediaRing Ltd (“MediaRing”) is surprised at the outcome of the extraordinary general meeting (“EGM”) of Pacific Internet Limited (“PacNet”) held today, at which all three independent directors of PacNet were removed. PacNet’s board now comprises its chief executive officer, two nominees from Vantage Corporation Limited (“Vantage”), one nominee from Connect Holdings Limited (“Connect”), and Mr. Koh Boon Hwee, MediaRing’s nominee.
Based on the votes cast for the resolutions at the EGM, it appears that Vantage and Connect, the other two major shareholders of PacNet, voted in favor of the nominees of Vantage as well as the nominee of Connect, but voted for the removal of all three independent directors, against the resolution for the PacNet board to comprise a majority of independent directors and against the resolution to make the proxies transparent to all parties. MediaRing is of the view that the composition of the PacNet board as a result of these votes is not in line with the best standards of corporate governance and leaves the minority shareholders with no independent representation as the PacNet board decides on major matters, including the appointment of new independent directors.
MediaRing believes that both Vantage and Connect should be more transparent as to their plans and intentions and should explain their actions.
Mr. Khaw Kheng Joo, the CEO of MediaRing said, “The EGM results are less than satisfactory as the composition of the PacNet board has now become unbalanced. We believe that the PacNet board should comprise a majority of independent directors with proportionate representation for major shareholders. MediaRing questions the need for the independent directors to be removed.”

At the EGM, MediaRing also objected to the inclusion of its other nominee, Mr. Walter Sousa, in resolution 2, as insufficient notice of the proposal to remove him was given to shareholders and Mr. Sousa. MediaRing has reserved its rights to challenge the validity of resolution 2.
MediaRing will continue to evaluate its investment in PacNet and seek proportionate representation on the PacNet board. It believes that the outcome of the EGM will not have any impact on the business operations or strategies of the MediaRing group.
About MediaRing
With offices in Singapore, Malaysia, Shanghai, Beijing, Hong Kong, Taiwan, Japan and Sunnyvale (USA), MediaRing is the leading VoIP telephony service provider in Asia who enjoys a growing share of the global pure-play VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95 per cent of its revenue from outside Singapore.

2